August 13, 2015

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Terence O’Brien, Branch Chief

Re:	Solazyme, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Filed May 8, 2015

File No. 001-35189

Ladies and Gentlemen:

Solazyme, Inc. (the “Company”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 29, 2015, relating to the above-referenced Form 10-K of the Company filed March 6, 2015 (the “Form 10-K”) and Form 10-Q of the Company filed May 8, 2015 (the “Form 10-Q” and, together with the Form 10-K, the “Filings”).

For ease of review, we have set forth below comments numbered 1 through 6 from your letter received, together with the Company’s responses thereto.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 62

1.	Please disclose under this heading a reasonable estimate of the amount you may be required to make in partner contributions, as well as guarantees, over the next 12-18 months.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and in response, the Company will include the following disclosures in the Company’s future filings (reflected below as mark-ups to the Company’s financial statements filed in its Form 10-K on March 6, 2015) commencing with the filing of the Company’s Form 10-Q for the fiscal quarter ended June 30, 2015:

In April 2012, we entered into the Solazyme Bunge JV, which is jointly capitalized by us and Bunge~~, which~~ and operates an oil production facility in Brazil that utilizes our proprietary technology to produce oil products from sugar feedstock provided by a Bunge affiliate. Through December 31, ~~2014 we~~ 2014, the majority of activity at the Solazyme Bunge JV was focused on the construction and optimization of the Solazyme Bunge JV Plant. Both we and Bunge each contributed $70.1 million in capital to the Solazyme Bunge JV~~, and we may need to contribute additional capital to this project~~ through December 31, 2014. During the six months ended June 30, 2015, we and Bunge each contributed capital to the Solazyme Bunge JV of $14.1 million, and as of June 30, 2015 we do not expect our total capital contributions in fiscal year 2015 to exceed $30.0 million from each partner. Our capital contributions through December 31, 2014 and June 30, 2015 included $15.3 million and $3.8 million, respectively related to a reduction in our receivables due from the Solazyme Bunge JV. We currently expect total capital contributions in fiscal year 2016 to be lower than total contributions made in fiscal year 2015. Although we do not expect total contributions in fiscal year 2016 to exceed the amount contributed in fiscal year 2015, total future capital contributions cannot be quantified at this time.

In February 2013, the Solazyme Bunge JV entered a loan agreement with the Brazilian Development Bank (BNDES) under which it may borrow up to R$245.7 million (approximately USD $~~91.4~~77.8 million based on the exchange rate as of ~~December 31, 2014~~June 30, 2015). As a condition of the Solazyme Bunge JV drawing funds under the loan ~~in excess of amounts supported by bank guarantees, we~~, we were required, and have provided, a bank guarantee equal to 14.39% of the total amount available under the BNDES Loan and may be required to provide a corporate guarantee ~~for a portion~~ equal to 35.71% of the ~~loan (in~~ total amount available under the BNDES Loan (an amount ~~that when added to the amount supported by our bank guarantee does~~ not to exceed ~~our~~ the Company’s ownership percentage in the Solazyme Bunge JV). The BNDES funding has supported the Solazyme Bunge JV’s first commercial-scale production facility in Brazil, which has reduced the capital requirements funded directly by us and Bunge. We expect to scale up additional manufacturing capacity in a capital-efficient manner by signing additional agreements whereby our partners will invest capital and operational resources in building manufacturing capacity, while also providing access to feedstock. We expect to evaluate the optimal amount of capital expenditures that ~~we~~ the partners agree to fund on a case-by-case basis. These events may require us to access additional capital through equity or debt offerings. If we are unable to access additional capital, our growth may be limited due to the inability to build out additional manufacturing capacity.

The Company further notes that in compliance with ASC 810-10-50-4(c), the Company has historically disclosed the following in its Investment in Joint Ventures and Related Party Transactions footnote:

The Company may be required to contribute additional capital to the VIE (for which the Company does not consider itself to be the primary beneficiary) in the future, which would increase the Company’s maximum exposure to loss. These future contribution amounts cannot be quantified at this time.

The Company does not believe it is appropriate to include an estimate of future partner contributions within the aforementioned footnote, as these amounts represent estimates based on various conditions of operations, which change over time, and therefore cannot be quantified at this time.

Financial Statements, page 69

Note 2 – Summary of Significant Accounting Policies and Recent Accounting Pronouncements, page 79

Inventories, page 82

2.	Please tell us whether the 2014 inventory accounting change disclosed under this heading was material to gross margin in any quarter during fiscal year 2014.

RESPONSE:

The Company notes the Staff’s comment is in response to the below disclosure in the Company’s Form 10-K:

Beginning in 2014, inventories also include manufacturing and third-party contract costs associated with the production of the Company’s intermediate/ingredient products that met applicable regulatory requirements. Prior to products’ meeting any applicable regulatory requirements, and during scale-up of the manufacturing process to nameplate capacity, a portion of the manufacturing and associated production costs are charged to research and development expenses.

The Company would like to clarify to the Staff that this is not an inventory accounting policy change, but rather an update to the disclosure to incorporate a description of additional commercial products (i.e. – Intermediates/Ingredients) included within the Company’s inventory and cost of product revenue balances during 2014. Certain Intermediates/Ingredients products met regulatory requirements beginning in 2014 and as such, the Company began to capitalize production costs associated with these products in accordance with our current inventory policy. The Company’s inventory continues to be stated at the lower of cost or market, and cost was, and continues to be, determined using the first-in-first out (FIFO) basis. The Company’s Form 10-K disclosure set forth above also describes how production costs associated with Intermediates/Ingredients were expensed to research and development expense (per Financial Accounting Standards

Board (“FASB”) Accounting Standards Codification (“ASC”) 730, Research and Development) prior to these products meeting regulatory approval. As such, the Company had inventory on hand during a portion of 2014 of which production costs for activity prior to meeting applicable regulatory requirements had been expensed to research and development and thus were not capitalized into inventory. The gross margin benefit related to these on hand products was primarily realized in the first quarter of 2014 when these products were sold. In subsequent quarters, the benefit was not material to the gross margin.

In the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2014, the following disclosures were made in Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) related to the impact Intermediates/Ingredients products had on gross margin:

Cost of product revenue, page 28:

In the first quarter of 2014, cost of product revenue also included manufacturing and related third party contract costs associated with the production of our oil-based intermediate/ingredient products, such as Encapso™ lubricant, Tailored™ oils and fuels. Prior to our products’ meeting any applicable regulatory requirements, all manufacturing and related production costs are recorded as research and development expenses. In the first quarter of 2014, our Encapso™ lubricant and one of our Tailored™ oils met applicable regulatory requirements, and we began capitalizing certain production costs to inventory. From time to time, certain inventory manufactured prior to regulatory approval may be expensed as research and development cost.

Cost of product revenue, page 31:

Beginning in the first quarter of 2014, cost of product revenue includes 2014 production costs associated with our Encapso™ lubricant and Tailored™ oil, as well as renewable fuels purchased in connection with our fuels marketing and commercial development programs, as we began to sell more broadly to customers in the oil field services, chemicals and fuels markets. Prior to meeting applicable regulatory requirements for these products in 2014, certain Encapso™ lubricant and Tailored™ oil manufacturing and related production costs were charged to research and development expenses. These inventories, manufactured and charged to research and development in 2013, were sold in the first quarter of 2014.

Gross margins decreased primarily due to the higher mix of lower gross margin intermediate and ingredient product sales of fuels, Encapso™ lubricant and

Tailored™ oil sales offset by the higher gross margin on sales of Algenist® products. The gross margin related to Algenist® products was 70% in the first quarter of 2014 compared to 64% in the same period in 2013 due mainly to the change in product mix. The gross margin for fuels, Encapso™ lubricant and Tailored™ oil sales was 21% in the first quarter of 2014, impacted favorably by the sale of inventories that were expensed previously to research and development expense as they were produced during the scale-up of commercial scale production at the Clinton/Galva Facilities. The gross margins for our intermediate and ingredient products are expected to be lower than our historical margins, which were based on our branded skin and personal care products. We will continue to sell our highest gross margin branded skin and personal care products and we expect to ramp up our production and sales of intermediate and ingredient products. We expect our overall gross margin to decline as our product mix shifts more to intermediate and ingredient product sales into the chemicals, fuels, food and oil field services markets.

In each subsequent fiscal quarterly period in 2014 and for the fiscal year ended 2014, the Company disclosed in the MD&A of its Forms 10-Q and 10-K the impact that Intermediates/Ingredients products had on its gross margin as compared to prior periods gross margins, which historically included only the Company’s branded skincare line, Algenist. Those disclosures were as follows:

Quarter ended June 30, 2014, MD&A page 32:

Gross margins decreased primarily due to the higher mix of lower gross margin intermediate and ingredient product sales of fuels, Encapso™ lubricant and Tailored™ oil sales offset partially by the higher gross margin on sales of Algenist® products. The gross margin related to Algenist® products was 68% in the second quarter of 2014 compared to 70% in the same period in 2013 due mainly to the change in product mix. The gross margin for our intermediate and ingredient products was 15% in the second quarter of 2014. The gross margins for our intermediate and ingredient products are expected to be lower than our historical margins, which were based on our branded skin and personal care products. We will continue to sell our highest gross margin branded skin and personal care products and we expect to ramp up our production and sales of intermediate and ingredient products. We expect our overall gross margin to decline as our product mix shifts more to intermediate and ingredient product sales into the fuels and chemicals, nutrition and oil field services markets.

Quarter end September 30, 2014, MD&A page 32:

Cost of product revenue increased $5.1 million in the third quarter of 2014 compared to the same period in 2013 due to sales of Tailored™ oil and blended fuel sales that began in early 2014 and increased Algenist® product sales. Gross margins decreased from 70% in the third quarter of 2013 to 43% in the third quarter of 2014 primarily due to the higher mix of lower gross margin intermediate and ingredient product sales of fuels, Encapso™ lubricant and Tailored™ oils. The gross margin related to Algenist® products was 69% in the third quarter of 2014 compared to 70% in the same period in 2013, impacted by changes in customer and product mix. The gross margin for our products sold in the fuels, chemicals and oil field services was 7% in the third quarter of 2014, which excludes certain production costs related to the scale-up of plant operations which are recorded to research and development expense. The gross margins for our intermediate and ingredient products are expected to be lower than our historical margins, which were based on our branded skin and personal care products. We will continue to sell our highest gross margin branded skin and personal care products and we expect to ramp up our production and sales of intermediate and ingredient products. We expect our overall gross margin to decline as our product mix shifts more to intermediate and ingredient product sales into the fuels and chemicals, nutrition and oil field services markets.

Year-end December 31, 2014, MD&A page 58:

Cost of product revenue increased $14.2 million in 2014 compared to 2013 due to sales of Tailored™ oil and blended fuel sales that began in early 2014 and increased Algenist® product sales. Gross margins decreased from 68% during 2013 to 45% in 2014 due primarily due to the higher mix of lower gross margin intermediate and ingredient product sales of fuels, our Encapso™ product and Tailored™ oils. Gross margin percentage on Algenist® product sales remained constant at 68% in 2014 and 2013. The gross margin for Intermediate/Ingredient product sales was 11% in 2014 impacted favorably by the sale of inventories that were expensed previously to research and development expense in 2013. In addition, the gross margin on Intermediate/Ingredient product sales excludes certain production costs related to the scale-up of plant operations which are recorded to research and development expense. The gross margins for our intermediate and ingredient products are expected to be lower than our historical margins, which were based on our branded skin and personal care products. We will continue to sell our highest gross margin branded skin and personal care products and we expect to focus on production and sales of intermediate and ingredient products with higher margins. We expect our overall gross margin to decline as our product mix shifts more to Intermediate/Ingredient product sales.

Based on the above-cited disclosures, the Company believes it has explained the impact that Intermediates/Ingredients products had on gross margin during each quarter of fiscal 2014 and for the fiscal year ended 2014.

Note 8 – Investments in Joint Venture and Related Party Transactions, page 92

3.	We note your disclosure stating that during the year ended December 31, 2014, you contributed $15.3 million to the Solazyme Bunge JV through a reduction in your receivables due from the Solazyme Bunge joint venture of $15.3 million. Further, we note that during the three months ended March 31, 2015, you contributed $2.9 million to the Solazyme Bunge JV through a reduction in your receivables due from the joint venture of $2.9 million. Please address the following points:

•	Tell us the nature of the revenue earned and original terms of payment.

•	Tell us how the contributions to the joint venture through a reduction in receivables were journalized.

•	Tell us how the earnings process was completed such that the revenue was recognizable.

•	Tell us how you concluded the receivables were not uncollectible.

RESPONSE:

Nature of the revenue earned and original terms of payment

The nature of the revenues earned under the various agreements between the joint venture and the Company include fixed fee and time and material arrangements. The Company performs various research and development services, technical services related to the operations of the production facility, and commercial activity services for the joint venture given its robust knowledge of the underlying technology.

Original terms of payment were as follows:

Technology Maintenance Fee: Payment due within thirty (30) days of receipt of invoice.

Technical Services Fee: Payment due within thirty (30) days of receipt of invoice.

Commercial Support Fee: Payment due within forty-five (45) days of receipt of invoice.

How the contributions to the joint venture through a reduction in receivables were journalized

Journal entries to reflect contributions to the joint venture through a reduction in receivables were recorded as follows:

Initial recording of accounts receivable balance:
Dr. Related party accounts receivable	$XX
Cr. Related party revenue		$XX

Subsequent reduction of accounts receivable balance:
Dr. Investment in Bunge JV	$XX
Cr. Related party accounts receivable		$XX

The Company notes that in all instances where the Company’s contribution to the joint venture was made through an offset in accounts receivable, an equivalent amount of cash was contributed by the Solazyme Bunge JV’s other parent entity, Bunge.

How the earnings process was completed such that the revenue was recognizable

Revenue is recognized for time and materials agreements as time and expenses are incurred by the Company and are invoiced on a quarterly basis. Fixed fee arrangements are recognized on a performance based recognition model as payments are not contingent on a specified outcome or milestone. Under the various agreements between the Company and the Solazyme Bunge JV, the Company concluded the transactions were conducted at “arm’s length” and, therefore, it should recognize the revenues and related costs because the transactions have all of the following attributes per ASC 970-605-25-3 (each attribute is addressed below in italicized font):

•	The substance of the transaction does not significantly differ from its form. The substance and form of the transactions are the same, in that the Company is providing services to the Solazyme Bunge JV and is being paid for the services. The Company does not gain additional interest in the joint venture through these services. Further, these services are similar to services provided under other development agreements the Company has entered into with unrelated parties.

•	There are no substantial uncertainties about the ability of the investor (Solazyme) to complete performance. The Company had no substantial uncertainty about its ability to complete performance

•	There is a reasonable expectation that the other investors will bear their share of losses, if any. The corresponding expenses recorded on the Solazyme Bunge JV’s books related to these services were picked up proportionally, based on ownership percentage, by each of the Company and Bunge in our respective equity pick up of JV losses.

As the above conditions were met, the Company’s income statement reflected the profits from the transactions, offset by its share of the Solazyme Bunge JV’s associated expenses recorded under the equity method.

The arrangements between the Company and the Solazyme Bunge JV are related party transactions. As such, the Company disclosed the nature of these arrangements and the associated revenues as required under ASC 850.

For illustration purposes, shown below is the journal entry to record revenue associated with the Technology Maintenance Fee arrangement:

Dr. Related party accounts receivable	$2.25 million
Cr. Related party revenue		$2.25 million

Assuming that the above transaction was recorded as an expense and a payable on the Solazyme Bunge JV’s books, the Solazyme Bunge JV’s net loss would be $2.25 million related to the transaction, and the Company’s proportionate share (50.1%) of the loss would be $1.13 million.

Dr. Loss from equity method investment	$1.13 million
Cr. Investment in Solazyme Bunge JV		$1.13 million

The net effect is $1.13 million of revenue for the Company, equal to Bunge’s share (funding) of the Technology Maintenance Fee.

How the Company concluded the receivables were not uncollectible

The collectability of the receivables was reasonably assured at the time of recognition of the related revenue, as the Solazyme Bunge JV is financially solvent through the contributions of cash from the parent entities and the loan agreement entered into with the Brazilian Development Bank in February 2013 (see disclosure in Note 11 to the Company’s Form 10-Q for the fiscal quarter ended March 31, 2015, and Note 12 to the Company’s Form 10-K for the fiscal year ended December 31, 2014).

The Company cites the following as considerations regarding collectability for its accounts receivable balances due from the Solazyme Bunge JV related to the various arrangements:

•	The arrangements and terms of payments were agreed between the Company, Bunge and the Solazyme Bunge JV.

•	These fees (JV expenses) were included in the Solazyme Bunge JV operating budgets for 2014 and 2015, which were approved by individuals appointed to the Solazyme Bunge JV Board of Directors by each parent entity. The Solazyme Bunge JV Board of Directors is comprised of six members, three from each parent entity.

•	The Solazyme Bunge JV recorded on its books the associated expense and payables related to these fee arrangements, and as such the Company had picked up its share of related losses through its equity loss pickup line item on its income statement.

•	Payment of the fees was not in dispute. The Solazyme Bunge JV did not have a U.S. Dollar operating bank account and as such required both parents to come to an agreement on how these payments would be made. Agreement was reached in 2014 that, for administrative convenience, these payments would be settled as a reduction in the receivables due the Company from the Solazyme Bunge JV in lieu of additional cash equity contributions by the Company.

•	The Solazyme Bunge JV has historically paid fees for services associated with these arrangements provided by the Company’s wholly-owned subsidiary in Brazil, Solazyme Brazil Renewable Oils and Bioproducts Limitada (Solazyme Brazil), directly to Solazyme Brazil.

4.	We note your stock price per share dropped significantly in the fourth quarter of 2014. Please tell us how you considered the guidance in paragraphs 31 and 32 of ASC 323-10-35 -32, as well as the specific positive and negative factors you relied on, in concluding that there was no impairment of your investment in the Solazyme Bunge joint venture, other than the $0.2 million impairment expense recorded due to lease terminations.

RESPONSE:

The Company would like to clarify to the Staff that the $0.2 million impairment expense included in the Company’s Form 10-K for the fiscal year ended December 31, 2014 was related to the termination of leases, not to the Solazyme Bunge JV. This impairment expense related to lease terminations associated with Solazyme Brazil, the Company’s wholly-owned subsidiary, as a result of restructuring activities implemented in December 2014. The Company did not record any impairment expense related to its investment in the Solazyme Bunge JV during the fiscal year ended December 31, 2014.

The following analysis was performed using the guidance from ASC 323-10-35 paragraphs 31 and 32 to determine there was no impairment of the Company’s investment in the Solazyme Bunge JV as of December 31, 2014:

Per ASC 323, Investments – Equity Method and Joint Ventures, Subsequent Measurement, a loss in value of an investment that is an other than a temporary decline shall be recognized. A current fair value of an investment that is less than its carrying amount may indicate a loss in value of the investment. However, a decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary.

Evidence of a loss in value might include, but would not necessarily be limited to:

•	Absence of an ability to recover the carrying amount of the investment

•	Inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment

With consideration to the above guidance, the Company evaluated its ongoing business activities at the Solazyme Bunge JV and concluded there was no impairment of its investment in the Solazyme Bunge JV. The following is a brief summary of the business activities:

•	In February 2013, the Solazyme Bunge JV secured approximately R$245.7 million in the form of a loan from the Brazilian Development Bank (BNDES). The 8-year loan has an average interest rate of approximately 4% per annum. Prior to the funding of the loan, the technology and business plans for the Solazyme Bunge JV Plant were reviewed by BNDES. Both parent entities have provided bank guarantees as collateral for this loan.

•	In October 2013, the parent entities expanded the JV Agreement to allow the Solazyme Bunge JV access to additional oil profiles and markets. This increased the potential market for products produced at the facility and, therefore, increased potential future revenues upon successful commercialization.

•	The parent entities and the Solazyme Bunge JV have agreed to a structure for commercial operations, including in sales planning, contract acquisition and supply chain, and execution of the plan is ongoing.

•	The Solazyme Bunge JV has received regulatory approvals for the production and sale of oils, including:

•	In February 2014, CTNBio granted a CQB (Certificate of Quality in Biosafety) to the Solazyme Bunge JV facility for activities including industrial production, import and export, disposal and storage of our key production organisms. This allowed for the Solazyme Bunge JV to produce oils for use in industrial, chemical and fuel markets.

•	Applications were submitted to the Brazilian Health Surveillance Agency (ANVISA) for approval to produce various food products. Please note that food approval, with no restrictions, for our whole algal flour product was received in July 2015.

•	The Company successfully produced over 1,000 metric tons of multiple products, including products planned to be produced at the Solazyme Bunge JV facility, at facilities in Iowa during the commissioning and initial commercial operations of the Solazyme Bunge JV facility. The Iowa facilities are comparable in size to those of the Solazyme Bunge JV facility. As such, the Company has demonstrated the ability and expertise to scale production close to the scale of the Solazyme Bunge JV facility.

•	The Solazyme Bunge JV’s operational focus from inception through 2014 was primarily on supporting the construction, ramp up and optimization of the commercial-scale renewable algal oils production facility. Since its inception, and as anticipated, the Solazyme Bunge JV has incurred losses during the construction, ramp up and optimization of the facility based on approved budgets. While construction and ramp-up delays of the Solazyme Bunge JV production facility negatively impacted near-term operating results, the overall long-term expectations of profitability for the Solazyme Bunge JV did not change. Solazyme anticipates the Solazyme Bunge JV will continue to incur net losses in 2015 as the optimization and ramp up activities continue, but expects that as production is optimized, production volume increases and production costs decline in future periods, multiple products can be commercialized to drive positive cash flow for the Solazyme Bunge JV.

Form 10-Q for the Fiscal Quarter Ended March 31, 2015

Note 11 – Investments in Joint Ventures and Related Third Party Transactions, page 15

5.	Please expand your disclosures with regards to the Solazyme Bunge joint venture to provide the information required by paragraphs a and b, if b is applicable, of ASC 810-10-50-5A. In addition, provide us with a most recent copy of the joint venture contract and any other contracts that outline the significant powers held by each joint venture partner. Include an analysis of the specific rights and powers you focused on in analyzing, “The power to direct the activities that most significantly affect the VIE’s economic performance.”

RESPONSE:

The Company respectfully acknowledges the Staff’s comment, and in response, refers the Staff to the Joint Venture Agreement entered into as of March 30, 2012 by and among Bunge Global Innovation, LLC, Solazyme, Inc. and certain other parties, included as Exhibit 10.1 to the Company’s Form 10-Q for the fiscal quarter ended June 30, 2012 filed on August 9, 2012, and the Letter Agreement and Amendment No. 1 to the JV Agreements dated as of October 31, 2013, by and among, Bunge Global Innovation, LLC, Solazyme, Inc. and certain other parties, included as Exhibit 10.35 to the Company’s Form 10-K for the fiscal year ended December 31, 2013 filed on March 14, 2014. The foregoing are the most recent versions of the requested agreements.

In addition, the Company will include the following disclosures in the Company’s future quarterly filings (such disclosures were included in the Company’s Form 10-K filing for the fiscal year ended 2014, but removed from the Company’s 10-Q filing for the fiscal quarter ended March 31, 2015, as there were no updates to the disclosure from the 10-K) commencing with the filing of the Company’s Form 10-Q for the fiscal quarter ended June 30, 2015:

The Company has determined that the Solazyme Bunge JV is a VIE based on the insufficiency of each party’s equity investment at risk to absorb losses and the Company’s share of the respective expected losses of the Solazyme Bunge JV. Currently, the optimization and ramping up of the Solazyme Bunge JV Plant is the activity of the Solazyme Bunge JV that most significantly impacts its economic performance. Although the Company has the obligation to absorb losses and the right to receive benefits of the Solazyme Bunge JV that could potentially be significant to the Solazyme Bunge JV, each of the Company and Bunge has equally shared decision–making powers over certain significant activities of the Solazyme Bunge JV, including those related to the construction, optimization and ramping up of the Solazyme Bunge JV Plant. Therefore, the Company does not consider itself to be the Solazyme Bunge JV’s primary beneficiary at this time, and as such has not consolidated the financial results of the Solazyme Bunge JV since the inception of this joint venture. The Company accounts for its interest in the Solazyme Bunge JV under the equity method of accounting. This consolidation status could change in the future due to changes in events and circumstances impacting the power to direct the activities that most significantly affect the Solazyme Bunge JV’s economic performance. The Company will continue to reassess its potential designation as the primary beneficiary of the Solazyme Bunge JV.

6.	Concerning the recoverability of your investment in the Solazyme Bunge joint venture, please help us to understand the issues that have materially impacted the progress of your Moema plant and that are expected to materially impact the joint venture’s near term operating results. Provide us with a detailed chronology of the events that have impacted construction progress at the Moema plant, including the specific dates of events and an analysis of all material factors that caused changes in the estimates of project completion and changes in expectations regarding achievement of full name plate production capacity. Address the timing and causes of operational and efficiency problems, energy connectivity issues, and any other relevant factors in your response.

RESPONSE:

Set forth below is (i) a detailed chronological description of the events and issues that have materially impacted the progress of the Solazyme Bunge JV plant at Moema, including specific dates of events and an analysis of the material factors that caused changes in the estimates of project completion and changes in expectations regarding achievement of full nameplate production capacity, as well as the timing and causes of operational and efficiency problems and energy connectivity issues, and (ii) an analysis of these events and issues as they relate to investment recoverability and their impact on the Solazyme Bunge JV’s near term operating results.

Chronological Description of Events and Issues

In March 2012, the Company and Bunge signed definitive agreements forming a joint venture (the Solazyme Bunge JV) to build, own and operate a production facility adjacent to Bunge’s Moema sugarcane mill in Brazil. The Solazyme Bunge JV facility was expected to have annual production capacity of 100,000 metric tons of oil. The facility was targeted to be operational by the end of 2013.

In June 2012, the Solazyme Bunge JV broke ground on the production facility.

By August 2012, civil works were commenced at the site of the production facility, and the Company and Bunge continued to target the fourth quarter of 2013 for the commencement of operations.

By November 2012, the earthwork for the production facility had been completed and foundation work had begun. In addition, the Company announced a joint venture expansion framework that laid out a path for the possible expansion of oil production capacity. The Company also was working with Bunge to expand the portfolio of oils to be commercialized out of the facility, including certain tailored food oils in the Brazilian market.

In January 2013, the Company and Bunge received approval for project financing in the form of a loan from BNDES of R$245.7 million. The BNDES funding was to support the construction of the production facility. In February 2013, the Solazyme Bunge JV entered into the formal loan agreement with BNDES.

By May 2013, long-lead-time equipment had been delivered or was on schedule for delivery. Construction of the production facility remained on schedule and on budget. Targeted start-up of the facility remained the fourth quarter of 2013.

In October 2013, the Company and Bunge amended the Solazyme Bunge JV agreements to, among other things, expand the products to be manufactured at the production facility as well as the fields into which the Solazyme Bunge JV products could be sold.

In November 2013, commissioning of the production facility was underway. However, the timeline for production at the facility was moved from the fourth quarter of 2013 into the first quarter of 2014, in part to accommodate enhancements to the facility. These enhancements were meant to enable the Solazyme Bunge JV to more easily produce food oils and to more readily switch production between different oils. Included among these enhancements was an enhanced clean-in-place system that would allow switching between different food products and between food products and industrial products. Also, additional scrubbers were to be added to the facility to prevent the release of materials into the environment, allowing the implementation of new strains and oils more rapidly.

By February 2014, the Solazyme JV was deep into the commissioning process. At this point in time, infrastructure and upstream (pre-fermentation) processes were online and functioning as expected. Fermentation commissioning was well underway and operations had begun with all stages of the seed fermentation up to 125,000 liter fermenters. The large 625,000 liter fermenters were scheduled to come online in March 2014. On the recovery side, construction had not yet been completed. Though first commercially saleable product was still targeted for the end of the first quarter of 2014, due to the remaining construction and commissioning, the Company believed it was possible that the production of commercially saleable product could slip to the second quarter of 2014. The Company at this time expected to reach full nameplate capacity in the second half of 2015.

In February 2014, the Brazilian National Technical Biosafety Commission granted a CQB (Certificate of Quality in Biosafety) to the Solazyme Bunge JV facility for activities including industrial production, import and export, disposal and storage of the Company’s key production organisms. This allowed for the Solazyme Bunge JV to produce oils for use in industrial, chemical and fuel markets.

In May 2014, much of the plant was operational, including the large fermenters, and, by the end of the month, commercially saleable products had been produced. In other words, production at the facility had formally begun in the second quarter of 2014. Although formal operations had begun, the facility had been experiencing intermittent power and steam availability resulting from the start-up of a new cogeneration facility at Bunge’s adjoining sugar mill. While completion of the final stage of oil recovery was taking longer than anticipated, additional progress was being made on completing work on downstream oil recovery.

In July 2014, backup systems were in place to reduce the likelihood and potential impacts of future disruptions. All equipment through the finishing process had been installed and commissioning was nearing completion. At this point in time, the Company expected the ramp up to nameplate capacity to be a 12-18 month process.

By November 2014, downstream processes at the production facility required continued work to establish consistent, fully integrated operations. Additionally, commodity prices for crude oil and substitutable semi-commodity oils with which most of the Company’s first-generation oil products compete had fallen dramatically. Consideration of these factors led the Company to make adjustments in its global manufacturing and commercialization strategies to drive capital efficiency and position it for commercial success. With respect to the Solazyme Bunge JV production facility, the Company determined (in conjunction with Bunge) to narrow the production focus to smaller volumes of higher value, higher margin products. As a result of this change in strategy, the Company no longer planned for the Solazyme Bunge JV facility to produce at nameplate capacity within 12 to 18 months. This decision caused the Company to deprioritize near term production in some lower value product areas, believing that doing so would be economically beneficial in the short-term while better positioning the Company for long-term opportunity. Meanwhile, power and steam consistency continued to be an issue as the backup systems in place at this point were only a partial fix. A more robust solution involving a tie-in to the electric grid was planned for completion in the first half of 2015. Finally, continued work remained on the downstream conveyance system and processing consistency, which were taking longer than expected.

In December 2014, the Solazyme Bunge JV plant demonstrated an ability to operate on a fully integrated basis. Consistent full integration remained the goal for 2015. Despite intermittent power and steam, multiple runs of in-spec oil were successfully produced. Over 1,200 metric tons of dried biomass were produced, and further optimization of the downstream process was planned.

In January 2015, a series of mechanical and operational fixes related to downstream conveyance systems were implemented.

By May 2015, substantial improvements in downstream processing efficiency and oil production, as well as overall up-time and integrated operations, had been made. The Solazyme Bunge JV experienced improved downstream oil recovery rates from production and was able to run greater volumes through the facility. Production runs that had not been impacted by power interruptions were successful, and key power and steam redundancy projects were on track to be completed by the end of the second quarter of 2015.

In June 2015, Bunge and the Solazyme Bunge JV successfully completed the construction and activation of the electrical grid tie-in and the activation of the second steam boiler. The Solazyme Bunge JV would continue to evaluate performance of these projects.

In July 2015, consistent power and steam had been running for most of the previous three months, including the first real-time use of the electric grid and redundant boiler backup systems. These improvements allowed the Company and the Solazyme Bunge JV to focus on further optimization. All production batches for the 12 weeks prior to July 30, 2015 were successful, and consistent month-over-month increases in oil produced per run and downstream recovery efficiency had been demonstrated. Also in July 2015, food approval with no restrictions was granted by the Brazilian Health Surveillance Agency for the Company’s whole algal flour product.

Analysis and Discussion of Issues Going Forward

Although production start-up at the Solazyme Bunge JV facility was delayed from the fourth quarter of 2013 to the second quarter of 2014, and the Solazyme Bunge JV experienced unforeseen issues related to power and steam reliability as well as downstream process integration, most of these issues have now largely been addressed and production volumes and efficiencies at the facility are increasing. Delays in the construction and ramp-up of large scale production facilities are not uncommon, and, although the specific issues that arose were unforeseen, Solazyme and Bunge planned for the possibility of delays by providing for the triggering of certain rights in the Solazyme Bunge JV agreements in the event construction delays continued for a certain amount of time. These rights were never triggered. As noted in the Company’s response to the Staff’s Question No. 4, the Company and Bunge expected the Solazyme Bunge JV to incur losses for some time from inception. Meanwhile, the Company, Bunge and the Solazyme Bunge JV have made significant improvements at the production facility resulting in increased production and have received critical regulatory approvals.

Going forward, the Company’s and the Solazyme Bunge JV’s operating plan during the optimization phase of the facility’s life cycle will be to run at a relatively constant rate in the near term in order to focus on improving productivity and cost efficiencies while making routine product deliveries. The Company expects to see monthly growth in oil production volumes due to performance and efficiency improvements. These expectations flow directly from the Company’s global business strategy implemented in November 2014 to (1) establish reliable supply to build trust with customers around the routine delivery of in-spec products, including deliveries to Unilever and others, (2) remain focused on high quality revenue streams from high margin products and strategic partners, (3) continue to enhance facility performance and the descent down the production cost curve and (4) do all of this while effectively managing investments required to achieve profitability.

In summary, the Company does not believe that previous delays in the production facility’s construction and ramp-up have had, nor are they expected to have, a material impact on near-term operating results or long-term expectations of recoverability of the Company’s investment in the Solazyme Bunge JV. The Company expects that near-term operating results will be determined by its and the Solazyme Bunge JV’s ability to optimize production processes and efficiently produce, distribute and supply increasing volumes of consistent in-spec products to multiple customers.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure contained in the Filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter. Please do not hesitate to call me at (650) 780-4777 if you have any questions regarding this matter.

Sincerely,

/s/ Tyler Painter

Tyler Painter

Chief Financial Officer/ Chief Operating Officer

cc: Mr. Jonathan Wolfson, Solazyme, Inc.

cc: Mr. Paul Quinlan, Solazyme, Inc.